OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

05036520

SO 3/1/05

CM 3/10

U.S. SECURITI[illegible] MMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-65407**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 **AND ENDING** December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Craig-Hallum Capital Group LLC

Official Use Only

Firm ID No. 121395

SEC MAIL PROCESSING RECEIVED FEB 2 4 2005 WASH., D.C. 213 SECTION

Address of Principal Place of Business:
(Do not use P.O. Box No.)

222 South Ninth Street, Suite 350
(No. and Street)

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Joseph J. Plese (612) 334-6323
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name—if individual, state last, first, middle name)

90 South Seventh Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Joseph J. Plese, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Craig-Hallum Capital Group LLC as of December 31, 2004 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JULIE A. JOHNSON
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan 31, 2010

Joseph J. Plese, Chief Financial Officer
Craig-Hallum Capital Group LLC

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

CRAIG-HALLUM CAPITAL GROUP LLC

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Financial Condition	2
Notes to Statements of Financial Condition	3

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Member
Craig-Hallum Capital Group LLC:

We have audited the accompanying statements of financial condition of Craig-Hallum Capital Group LLC (the Company) as of December 31, 2004 and 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Craig-Hallum Capital Group LLC at December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 21, 2005

CRAIG-HALLUM CAPITAL GROUP LLC

Statements of Financial Condition

December 31, 2004 and 2003

Assets		2004	2003
Cash and cash equivalents	$	2,274,394	3,904,295
Receivables from brokers, dealers and others		787,214	1,076,879
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $166,089 and $81,546, respectively)		257,880	260,870
Deposit with clearing broker		203,976	202,407
Securities owned:			
Marketable, at market value		99,893	73,055
Not readily marketable, at estimated fair value		172,004	200
Prepaid expenses		101,466	68,085
Other receivables		169,005	50,195
Lease deposits		21,870	21,870
Total assets	$	4,087,702	5,657,856
Liabilities and Member's Equity			
Liabilities:			
Accrued employee compensation and benefits	$	1,926,891	3,280,555
Distributions payable to Member		204,600	575,000
Accounts payable		112,795	195,172
Securities sold, not yet purchased, at market		46,736	8,154
Total liabilities		2,291,022	4,058,881
Member's equity		1,796,680	1,598,975
Total liabilities and member's equity	$	4,087,702	5,657,856

See accompanying notes to statements of financial condition.

(1) Description of Business

Craig-Hallum Capital Group LLC (the Company), is a limited liability company registered as a broker-dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). The Company commenced operations on May 31, 2002. The Company engages in the business of acting as a dealer, market maker, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company is a wholly owned subsidiary of Craig-Hallum Holdings LLC (the Member), a limited liability company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statements of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Securities Transactions

The Company records securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value. All securities owned and securities sold, not yet purchased are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

The Company owns investment securities that are not readily marketable for varying periods of time. These securities are recorded at their estimated fair value at the end of each accounting period. The fair value of an investment security is determined in good faith using procedures established by the Company, which may include using a prevailing market rate.

All trading securities are pledged to the clearing broker. The terms of the agreement permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

(d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are

(Continued)

amortized over the lesser of their estimated useful lives or the term of the applicable leases. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) *Income Taxes*

The Company is organized as a limited liability company and is not subject to income taxes as a separate entity. The income or loss of the Company will be passed directly through to the Member.

(3) Receivables from Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others are unsettled trading inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its trading inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

(4) Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and securities at market values, as follows:

		December 31	
		2004	**2003**
Securities owned:			
Corporate stocks	$	99,893	73,055
Securities sold, not yet purchased:			
Corporate stocks	$	46,736	8,154

Securities not readily marketable are investment securities (a) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (b) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2004 and 2003, these equity securities were valued at $ 172,004 and $ 200, respectively.

(5) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to five years, with certain renewal options for like terms.

(Continued)

At December 31, 2004, the Company's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases which have an initial or remaining term of one year or more were as follows (in thousands):

2005	$	131
2006		139
2007		94
2008		—
2009		—
Total	$	364

(6) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (Plan) for which the Company is the plan administrator. Tax Sheltered Compensation, Inc. acts as the Plan trustee and as such maintains all trust fund records on a plan year basis. The Plan covers substantially all employees.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(8) Regulatory Requirements

The Company is subject to the net capital requirements of NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004 the Company had net capital of approximately $1,056,207 which was $887,707 in excess of the amount required to be maintained at that date.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

(9) Related Party Transactions

The Company distributed $914,600 and $1,325,000 to the Member for the years ended December 31, 2004 and 2003, respectively.

(Continued)

Six members loaned the Company $900,000 in July 2003 and subordinated their rights to other creditors. The NASD approved the loan, allowing the Company to include the principal and accrued interest as available capital. The loan accrued interest at an annual rate of 6% and was repaid in August 2003.